UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

COMPANHIA ABERTA

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer - Empresa Brasileira de Aeronáutica S.A. (“Company”) informs its shareholders and the securities markets in general that its Board of Directors, in a meeting held on September 16, 2010, approved the following matters:

A) Proposal for the Change of the Company’s Name and Corporate Purpose

The Board of Directors has approved the Board of Officer’s proposal to change the Company’s name and its corporate purpose (“Proposal”). According to the Proposal, if approved by the Shareholders’ Meeting, the name of the Company will be changed to “Embraer S.A.” and the following activities will be added to its corporate purpose:

“V.	To design, build and market equipment, materials, systems, software, appliances and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality; and

VI.	To perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.”

In accordance with Section 9, Par. 2, II of the Company’s By-laws, the Proposal has been submitted to the director elected by the Brazilian Federal Government in order to allow the Brazilian Federal Government to either exercise its veto rights or express its approval, within a period of 30 days. According to Section 9, Par. 3 of the Company’s By-laws, the Ministry of Finance has been communicated about the Proposal to pass on the matter within the same 30 days period. If the Brazilian Government either does not exercise its veto rights within the 30-day period above mentioned or approve the Proposal before the end of such period, the Proposal will be submitted to the Shareholders’ Meeting, in accordance with the Company’s By-laws.

B) Interest on Shareholders’ Equity

The distribution of Interest on Shareholders’ Equity with respect to the Third Quarter of 2010 in the amount of R$ 21.709.951,32 in accordance with the following conditions:

a.	holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0,03 per share, equal to R$ 0,12 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.	this interest on shareholders’ equity will be included in the calculation of the mandatory dividends to be distributed by the Company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	record date for common shares negotiated on the São Paulo Stock Exchange (BM&FBovespa) is September 24, 2010 and for the ADSs negotiated on New York Stock Exchange (NYSE) is September 29, 2010;

d.	the common shares will be negotiated on the São Paulo Stock Exchange (BM&FBovespa), and New York Stock Exchange (NYSE) ex-interest rights as of September 27, 2010, inclusive; and

e.	the payment of the interest on shareholders’ equity in Brazil will begin on November 22, 2010, and the holders of ADSs will be paid on December 2, 2010, both without any monetary adjustment.

São José dos Campos, September 16, 2010.

Luiz Carlos Siqueira Aguiar

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer